UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Minutes of 221st Board of Directors’ Meeting” dated on November 5th, 2012.

1. DATE, TIME AND LOCATION: November 5th, 2012, at 11:30 a.m., exceptionally held in Av. Roque Petroni Junior, 1464 – 6th andar, Morumbi, São Paulo – SP.

2. PRESIDING BOARD: Antonio Carlos Valente da Silva, Chairman of the Board and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

2. COMPOSIÇÃO DA MESA: Antonio Carlos Valente da Silva, Presidente do Conselho de Administração e Breno Rodrigo Pacheco de Oliveira, Secretário do Conselho de Administração.

3. ATTENDANCE: The meeting was instated with the attendance of the Directors that sign this minute, having quorum as set forth in the Bylaws. The Director Francisco Javier de Paz Mancho has been represented by Antonio Carlos Valente da Silva, by means of voting delegation. The Directors Fernando Abril Martorell Hernández and José Manuel Fernandez Norniella have participated of the meeting by videoconferencing from Madrid, Spain; pursuant provisions of Clause 19, § 4 of the Bylaws. Also attending the meeting, the Chief Financial and Investor Relations Officer Gilmar Roberto Pereira Camurra and the Controller, Cristiane Barretto Sales.

4. AGENDA AND RESOLUTIONS:

4.1. Share Buyback Program for subsequent cancellation, disposal or to be held in treasury.

The management analyzed the market conditions and understood appropriate previously authorize a buyback program of common and preferred shares issued by the own company.

Therefore, the Board of Directors, in accordance with article 17, item XV of Bylaws, by unanimous approved a proposal to start a Share Buyback Program (“Program”), for subsequent cancellation, disposal or to be held in treasury, as pursuant in CVM Instruction Nr. 10/80 as amended, having been authorized as follows:

(i) Program Objective: acquisition of common and preferred shares issued by the Company for subsequent disposal, cancellation or to be held in treasury, without reduction in the capital stock. The Board understands that such operations are convenient and attend the Company´s interest, considering the market price of the shares in BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros, because of the current economic instability on the world stage. The share buyback to be held in treasury presents itself as a profit opportunity for shareholders.

Minutes of the 221st Board of Directors’ Meeting held on November 5th, 2012 (1/2)

It is proposed that the repurchase be effected through the use of part of existing capital reserve constant in the last published balance sheet (R$ 2.7 billion), except the reserves and conditions referred in Article 7 subsection (a) to (d) of CVM Instruction Nr. 10/80, as amended. The acquisitions will be carried out in BM&FBOVESPA at market prices and as responsibility of the Board to decide the moment and quantity of shares to be acquired, whether in a single operation, whether in a series of operations, as well as to define the parameters for carrying out the repurchase, within legal limits.

(iv) Quantity of Shares to be acquired: until a maximum of 2,894,534 common shares and until a maximum of 24,257,777 preferred shares, which account for less than 10% of the outstanding shares on this date, respectively;

(v) Quantity of Outstanding Shares: 31,208,300 common shares and 261,308,985 referred shares, without considering the shares held by controllers shareholders;

(iv) Deadline to perform the operations: until November 4th, 2013.

(v) Intermediary Financial Institutions: the operation will be carried out through the following broker: Bradesco Corretora S.A. CTVM, headquarter at Avenida Paulista, 1,450 / 7th floor – São Paulo/SP.

The Board authorized the Company’s Directors to perform all necessary acts for the total effectuation of the operation.

5. CLOSING: As no matters were left to be discussed, the meeting was adjourned, of which these minutes were drawn up, read and approved, was signed by the presents.São Paulo, November 5th, 2012.

(signatures) Antonio Carlos Valente da Silva - Chairman of the Board of Directors, Santiago Fernández Valbuena – Vice-Chairman of the Board of Directors; Antonio Gonçalves de Oliveira; Eduardo Navarro de Carvalho; Fernando Abril Martorell Hernández; Fernando Xavier Ferreira; Francisco Javier de Paz Mancho, represented by Antonio Carlos Valente da Silva, by means of voting delegation; José Manuel Fernandez Norniella; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luiz Fernando Furlan; Narcís Serra Serra; Paulo Cesar Pereira Teixeira and Roberto Oliveira de Lima. The Secretary of the Board of Directors, Breno Rodrigo Pacheco de Oliveira, also signs the present minutes.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Board of Directors

Minutes of the 221st Board of Directors’ Meeting held on November 5th, 2012 (2/2)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	November 5th, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director